						Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended On
	October 28,	October 29,	January 28,	January 29,	January 30,	February 1,	February 2,
	2011	2010	2011	2010	2009	2008	2007

Earnings:
Earnings Before Income Taxes	$2,421	$2,772	$3,228	$2,825	$3,506	$4,511	$4,998
Fixed Charges	385	364	486	468	479	424	344
Capitalized Interest 1	-	(4)	(4)	(19)	(36)	(65)	(32)
Adjusted Earnings	$2,806	$3,132	$3,710	$3,274	$3,949	$4,870	$5,310

Fixed Charges:
Interest Expense 2	$282	$261	$352	$331	$346	$301	$238
Rental Expense 3	103	103	134	137	133	123	106
Total Fixed Charges	$385	$364	$486	$468	$479	$424	$344

Ratio of Earnings to Fixed Charges	7.3	8.6	7.6	7.0	8.2	11.5	15.4

1 Includes the net of subtractions for interest capitalized and additions for the amortization of previously-capitalized interest.
2 Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.
3 The portion of rental expense that is representative of the interest factor in these rentals.